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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 45)

CENTRAL GOLDTRUST
(Name of Subject Company)

SPROTT ASSET MANAGEMENT LP
SPROTT ASSET MANAGEMENT GOLD BID LP
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
SPROTT PHYSICAL GOLD TRUST
(Offerors)
(Names of Filing Persons)

UNITS
(Title of Class of Securities)

153546106
(Cusip Number of Class of Securities)

Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J1
(416) 362-7172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirstin H. McTaggart Sprott Asset Management LP Suite 2700, South Tower Royal Bank Plaza, 200 Bay Street Toronto, Ontario, Canada M5J 2J1 (416) 362-7172	Christopher J. Cummings, Esq.
Edwin S. Maynard, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
Toronto, Ontario, Canada M5K 1J3
(416) 504-0520	John Ciardullo, Esq. Mikhel Voore, Esq. Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$814,900,275	$162,980.06

*
Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$42.225, which is the average of the high and low sale prices of Central GoldTrust units as reported on the NYSE MKT on May 20, 2015, and (ii) 19,299,000 Central GoldTrust units in the aggregate that may be received by Sprott Physical Gold Trust or cancelled in the transaction described herein.

**
The amount of the filing fee was calculated as 1/50 of 1% of the transaction value in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,691.41	Filing Party: Sprott Physical Gold Trust
Form or Registration No.: Form F-10	Date Filed: May 27, 2015
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 45 (this "Amendment No. 45") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on May 27, 2015 (the "Schedule TO") by (i) Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario (the "Offeror") and owned and controlled by Sprott Asset Management LP (the "Manager"), the manager of Sprott Physical Gold Trust (the "Trust"), a closed-end mutual fund trust established under the laws of the Province of Ontario; (ii) the General Partner (as defined below); (iii) the Manager and (iv) the Trust. The only limited partner of the Offeror is the Manager, and the only general partner of the Offeror is Sprott Asset Management Gold Bid GP Inc., a wholly owned subsidiary of the Manager (the "General Partner"). The Schedule TO, as amended, and this Amendment No. 45 relate to the offer to purchase (the "Offer") by the Offeror all of the issued and outstanding units (the "Units") of Central GoldTrust ("GTU"), a trust established under the laws of the Province of Ontario (NYSE MKT: GTU / TSX: GTU-U), in exchange for units of the Trust, upon the terms and subject to the conditions set forth in the Offeror's offer and circular, dated May 27, 2015 (the "Original Offer and Circular"), as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, the Notice of Extension and Variation, dated August 4, 2015 (each, a "Notice of Extension and Variation"), the Notice of Change, dated August 18, 2015, the Notice of Change, dated August 28, 2015 (each, a "Notice of Change"), the Notice of Variation, dated September 4, 2015 (a "Notice of Variation"), the Notice of Extension, dated September 18, 2015 (a "Notice of Extension"), the Notice of Extension and Variation, dated October 9, 2015 (also a "Notice of Extension and Variation"), the Notice of Extension, dated November 2, 2015 (also a "Notice of Extension"), and the Notice of Variation, dated November 4, 2015 (also a "Notice of Variation" and, collectively with the Original Offer and Circular, the Notices of Extension and Variation, the Notices of Change, the Notice of Variation and the Notice of Extension, the "Offer and Circular"), and the related letter of transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(xviii), (a)(1)(xxiv), (a)(1)(xxv), (a)(1)(xxxii), (a)(1)(xl), (a)(1)(xliii), (a)(1)(xlviii), (a)(1)(lv), (a)(1)(lxii), (a)(1)(lxviii), (a)(1)(lxx) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer Documents"). The information set forth in the Offer Documents is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein. Except as specifically provided herein, this Amendment No. 45 does not modify any of the information previously reported on the Schedule TO.

Item 4.    Terms of the Transaction

1.    Depositing Unitholders to Appoint Sprott Nominees as the GTU Trustees

        By notice to the Depositary, the Offeror has made certain amendments to the Letter of Transmittal to, provided GTU Units representing at least 50.1% of the then issued and outstanding GTU Units have been deposited to the Offer, allow it to replace the current GTU Trustees with nominees of the Offeror on and after 5:00 p.m. (Toronto time) on November 19, 2015. The Letter of Transmittal is amended by replacing Section 12 on page 6 thereof with the following:

    "12. unless the Deposited GTU Units are withdrawn from the Offer (in which case, for greater certainty, the power in this 12 shall terminate), (i) appoints the Offeror, each director and officer of SAM GP Inc. or any other person designated by the Offeror, with full power of substitution, as the undersigned's nominee and proxy in respect of any meeting or meetings (whether annual, special or otherwise, or any adjournments or postponements thereof) of GTU Unitholders in respect of matters related to the Offer, the Merger Transaction, the nomination, election or removal of GTU Trustees, any amendments or action related to the GTU Declaration of Trust, the Administration Agreement, the Storage Agreement or any other matter that would materially and adversely impact, or otherwise frustrate, the Offer, the Merger Transaction or matters related to (including approval of) the Offer or the Merger Transaction (or substantially similar transactions), for all Deposited GTU Units; and (ii) irrevocably approves, and irrevocably constitutes, appoints and authorizes the Offeror, each director and officer of SAM GP Inc. and any other person designated by the Offeror, as the true and lawful agent, attorney and attorney-in-fact of the holder of the GTU Units with respect to the Deposited GTU Units, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of the undersigned to: (A) requisition and call (and receive and execute all forms, proxies, securityholder proposals and other documents and take other steps needed to requisition and call) any meeting or meetings (whether annual, special or otherwise, or any adjournments or postponements thereof) of GTU Unitholders; (B) exercise any rights of redemption under the GTU Declaration of Trust in respect of such Deposited GTU Units provided such redemption would occur at a redemption price equal to 100% of the NAV of the Deposited GTU Unit and such redemption is only consummated following the Offeror having taken up and paid for such Deposited GTU Units; and (C) effective from and after 5:00 p.m. (Toronto time) on November 19, 2015, execute and deliver resolutions in writing (including counterparts thereof), consents and directions, in form and substance satisfactory to the Offeror, removing the current GTU Trustees (other than the Administrator's Nominees) and replacing such individuals with the Sprott Nominees. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the undersigned with respect to the Deposited GTU Units will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto (other than with respect to the powers in 13 and 19 below);".

        In connection with the foregoing, the Offeror has amended and restated certain portions of the Offer and Circular:

  •
  The following is hereby added immediately following the fourth paragraph under the heading "What is the Offeror proposing? — Special Resolutions to Permit the Merger Transaction" on page 2 of the Original Offer and Circular, immediately following the third paragraph under the heading "The Offer and Merger Transaction — Special Resolutions to Permit the Merger Transaction" on page 12 of the Original Offer and Circular, immediately following the third paragraph under the heading "Manner of Acceptance — Appointment as Proxy Holder and Attorney from Time of Deposit" on page 17 of the Original Offer and Circular, and immediately prior to the heading "Securities Law Requirements for Business Combinations" in Section 15 of the Circular, "Merger Transaction" on page 58 of the Original Offer and Circular:

    "Written Consent to Appoint the Sprott Nominees as New GTU Trustees

    The Offeror believes that GTU Unitholders deserve the opportunity to consider, and ultimately, participate in, the Offer and Merger Transaction without the continuing interference of the current GTU Trustees, who, among other things, have taken actions that the Ontario Superior Court has determined to be defensive tactics implemented to frustrate the Offer.

    Accordingly, the Offeror has amended a power of attorney in its Letter of Transmittal to provide that the execution of a Letter of Transmittal (or, in the case of GTU Units deposited by book-entry transfer, the making of a book entry transfer) approves, and constitutes, appoints and authorizes the Offeror, each director and officer of SAM GP Inc. and any other person designated by the Offeror, as the true and lawful agent, attorney and attorney-in-fact of the holder of the GTU Units with respect to the Deposited GTU Units, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such GTU Units to, effective from and after 5:00 p.m. (Toronto time) on November 19, 2015, execute and deliver resolutions in writing (including counterparts thereof), consents and directions, in form and substance satisfactory to the Offeror, removing the current GTU Trustees (other than the Administrator Nominees) and replacing such individuals with the Sprott Nominees. Provided GTU Units representing at least 50.1% of the then issued and outstanding GTU Units are deposited to the Offer, the Offeror intends to use such power as soon as practicable on or after 5:00 p.m. (Toronto time) on November 19, 2015 in order execute and deliver a written resolution removing the current GTU Trustees (other than the Administrator Nominees), being Brian E. Felske, Glenn C. Fox, Bruce D. Heagle, Ian M.T. McAvity, Michael A Parente and Jason Schwandt, and replacing such individuals with the Sprott Nominees, being Marc Faber, James R. Fox, Sharon Ranson, John Wilson and Rosemary Zigrossi.

    In addition to the appointment of the Sprott Nominees as GTU Trustees, the Offeror intends to requisition a meeting of GTU Unitholders to consider the Merger. If the Merger is not approved by GTU Unitholders at any such meeting, the Sprott Nominees have informed the Offeror that they intend to resign shortly thereafter (subject to, and ensuring that GTU remains in compliance with, applicable Laws).

    For further details regarding the Sprott Nominees see Schedule D.".

  •
  Subparagraphs (a)(ii)(A) and (B) under the heading "Power of Attorney" in Section 3 of the Offer, "Manner of Acceptance" on page 25 of the Original Offer and Circular are hereby deleted and replaced with the following:

  "(A)
  requisition and call (and receive and execute all forms, proxies, securityholder proposals and other documents and take other steps needed to requisition and call) any meeting or meetings (whether annual, special or otherwise, or any adjournments or postponements thereof) of GTU Unitholders;

  (B)
  exercise any rights of redemption under the GTU Declaration of Trust in respect of such Deposited GTU Units provided such redemption would occur at a redemption price equal to 100% of the NAV of the Deposited GTU Unit and such redemption is only consummated following the Offeror having taken up and paid for such Deposited GTU Units; and

  (C)
  at any time following 5:00 p.m. (Toronto time) on November 19, 2015, execute and deliver resolutions in writing (including counterparts thereof), consents and directions, in form and substance satisfactory to the Offeror, removing the current GTU Trustees (other than the Administrator's Nominees) and replacing such individuals with the Sprott Nominees.".

  •
  The following definition is added immediately following the definition of "Special Resolutions Power of Attorney" in the "Glossary" section on page 81 of the Original Offer and Circular:

    " "Sprott Nominees" means Marc Faber, James R. Fox, Sharon Ranson, John Wilson and Rosemary Zigrossi.".

  •
  The following Schedule "D" is added to the Original Offer and Circular:

Name, Age, Citizenship and Municipality, Country of Residence	Principal Occupation or Employment	Business Address	Residential Address

Marc Faber 69 Switzerland Ampur Chaing Mai, Thailand	Managing Director of Marc Faber Ltd. (investment advisory and fund)	Marc Faber Ltd, Suite 801 The Workstation 43 Lyndhurst Terrace Central Hong Kong	32/3 soi 4 Lamphoon Road Chiang Mai 50,000 Thailand

James R. Fox 41 Canadian Toronto, Ontario, Canada	President of the Manager	200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1	96 Willingdon Blvd. Toronto, Ontario, Canada M8X 2H7

Sharon Ranson 57 Canadian Toronto, Ontario, Canada	President of The Ranson Group Inc. (executive coaching and consulting services firm)	297 Inglewood Drive Toronto, Ontario, Canada M4T 1J2	297 Inglewood Drive Toronto, Ontario, Canada M4T 1J2

John Wilson 51 Canadian Toronto, Ontario, Canada	Chief Executive Officer of the Manager and SAM GP Inc., Co-Chief Investment Officer and Senior Portfolio Manager of the Manager	200 Bay Street Suite 2700 Toronto, Ontario, Canada M5J 2J1	75 Buckingham Ave Toronto, Ontario, Canada M4N 1R3

Rosemary Zigrossi 56 Canadian Toronto, Ontario, Canada	President, Odaamis Inc. (consulting services firm)	207 Riverside Dr. Toronto, Ontario, Canada M6S 4A8	207 Riverside Dr. Toronto, Ontario, Canada M6S 4A8

        Except as noted below, each of the foregoing individuals has held the same principal occupation for the previous five years.

Marc Faber

        Dr. Marc Faber is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. He also acts as a director of Ivanhoe Mines Ltd, an international mining company with operations focused on the Asia Pacific region, and as a director and advisor to a number of private investment funds. Dr. Faber publishes a widely read monthly investment newsletter entitled "The Gloom, Boom & Doom Report" and is the author of several books including "Tomorrow's Gold — Asia's Age of Discovery". He is a regular contributor to several leading financial publications around the world, including Barron's. Dr. Faber has over 36 years of experience in the finance industry, including acting as manager of an investment bank in the U.S. where he routinely performed financial analysis on a range of companies. Dr. Faber received his PhD in Economics magna cum laude from the University of Zurich. He is a member of the Institute of Corporate Directors.

James R. Fox

        James Fox was appointed as President of the Manager in November 2009. Prior to that, Mr. Fox served as Senior Vice-President of Sales & Marketing at the Manager where he initiated the development of new products, formed a wholesale group to increase fund distribution and led marketing efforts to increase the company's brand awareness in Canada and abroad. Mr. Fox has been a key contributor to the Manager's sales effort and strategic business initiatives, which have resulted in assets under management growing from $50 million to $8.7 billion over his tenure. Mr. Fox joined the Manager in June 1999 after completing his Masters of Business Administration at the University of Toronto's Rotman School of Management.

Sharon Ranson

        Sharon Ranson is President of The Ranson Group Inc., a company offering executive coaching and consulting services. Ms. Ranson has experience as a director on numerous corporate and not-for-profit boards and is currently a director of Sprott Inc. Previously, she was on the Board of Governors for CI Investments, and was a director of Bank West, Western Life, Western Financial Insurance and MEGA Brands (TSX:MB). Her current not-for-profit boards include the Advisory Board for the School of Business at Queen's University and The Children's Book Bank. Ms. Ranson was an Adjunct Professor for the Master of Finance program at Queen's University. Prior to founding her current business in 2002, Ms. Ranson spent over 20 years in the financial services industry in executive positions where she worked at both large and small firms. She was a top ranked Financial Services Analyst and Director with RBC Dominion Securities and was a senior Portfolio Manager with TAL (CIBC). Ms. Ranson is a Chartered Accountant and holds the ICD.D designation. She graduated from Queen's University with a Bachelor of Commerce and holds a Masters of Business Administration from York University.

John Wilson

        John Wilson joined the Manager in January 2012 with over 25 years of investment and business experience. Previously, he was Chief Investment Officer at Cumberland Private Wealth Management. Prior to that, John founded DDX Capital Partners, an alternative investment management firm; was Managing Director at RBC Capital Markets; and previously, a Director at UBS Canada. John earned his Bachelor of Science in Electrical Engineering from Queen's University, and is an MBA graduate of The Wharton School, University of Pennsylvania.

Rosemary Zigrossi

        Rosemary Zigrossi is a consultant to small to medium sized companies and to Promontory Financial Group Canada. As a consultant and former Director at Promontory, Ms. Zigrossi advises clients in the asset management and banking industries in the area of risk management, regulatory compliance and governance. Prior to joining Promontory Financial Group, Ms. Zigrossi was at the Ontario Teachers' Pension Plan for almost two decades where she held various roles including Vice President, Asset Mix and Risk; Vice President, Venture Capital, a program she initiated; and Controller, responsible for building the Investment Finance department. She has extensive experience with investments in venture- capital-backed companies and private equity and has served as a member of the board of directors for companies in various industries, including information technology, communications, health care and life sciences and renewable energy. Prior to joining Ontario Teachers' Pension Plan, Ms. Zigrossi was an Assistant Vice President at J.P. Morgan (Canada). Ms. Zigrossi serves on the boards of directors of the Business Development Bank, Russell Investments Corporate Class Inc. and the McMichael Canadian Art Collection. She is a member of the Investment Committee of Sustainable Development Technology Corporation and a past governor of Trent University. Ms. Zigrossi is a Chartered Accountant and CFA charter holder. She holds the ICD.D designation, graduated from the University of Toronto with a Bachelor of Commerce and attended the Harvard Business School's Program for Management Development.

        No Sprott Nominee controls or beneficially owns, directly or indirectly, or of record any GTU Units as of the date hereof.

        No Sprott Nominee has previously served as a GTU Trustee and each Sprott Nominee will be appointed to serve until the next annual meeting of GTU Unitholders.

        Marc Faber, Sharon Ranson and Rosemary Zigrossi are currently directors of Sprott Inc., another reporting issuer and the Manager's parent company. Each is an "independent" director of Sprott Inc. as determined in accordance with National Instrument 52-110 — Audit Committees. Mr. Faber is also a director of reporting issuers NovoGold Resources Inc. and Ivanhoe Mines Ltd.

Corporate Cease Trade Orders or Bankruptcies

        No Sprott Nominee is, or within the ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than thirty consecutive days issued while that person was acting in such capacity or issued thereafter but resulted from an event that occurred while that person was acting in such capacity.

        No Sprott Nominee is now, or within the ten years prior to the date hereof has been, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions and Personal Bankruptcies

        No Sprott Nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

        No Sprott Nominee has, during the ten years prior to the date hereof, been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

        The Offer and Circular contains all information regarding: (i) the GTU Units which are controlled or directed or which are owned beneficially, directly or indirectly, or of record by the Offeror (and its affiliates) as of the date hereof; (ii) the full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which the Offeror (and its affiliates) has a right to vote any GTU Units; (iii) the full particulars of any derivatives, hedges or other economic or voting interests (including short positions) relating to the Offeror's (and its affiliates') interest in GTU Units; and (iv) any other information relating to the Offeror (and its affiliates) that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of GTU Trustees pursuant to Securities Laws.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is amended and supplemented by adding the following:

        (a)(1)(lxix)* Press release dated November 4, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 4, 2015).

        (a)(1)(lxx) Notice of Variation, dated November 4, 2015.

        See Exhibit Index.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2015

SPROTT ASSET MANAGEMENT GOLD BID LP By Sprott Asset Management Gold Bid GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT LP By Sprott Asset Management GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer
SPROTT PHYSICAL GOLD TRUST By Sprott Asset Management LP, as manager of the Trust
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(i)**	Offer and Circular, dated May 27, 2015.
(a)(1)(ii)**	Form of Letter of Transmittal.
(a)(1)(iii)*	Press Release dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(iv)*	Video Transcript dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(v)*	Letter from the CEO of the Trust to the Trust's unitholders, dated April 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 24, 2015).
(a)(1)(vi)*	Press Release dated April 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 28, 2015).
(a)(1)(vii)*	Press Release dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(viii)*	Investor Relations Presentation dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(ix)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(x)**	Form of Merger Agreement by and among the Trust, the Offeror and GTU.
(a)(1)(xi)*

The Annual Information Form of the Trust for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.5 to the Trust's Form 40-F (Commission File No. 001-34638) filed with the Commission on March 30, 2015 (the "Form 40-F")).

(a)(1)(xii)*

The annual audited consolidated financial statements of the Trust for the years ended December 31, 2014 and December 31, 2013 and notes and the auditor's report in respect thereof, and management's report of fund performance for the financial years ended December 31, 2014 and December 31, 2013 (incorporated by reference to Exhibit 99.6 to the Form 40-F).

(a)(1)(xiii)*

The unaudited interim financial statements of the Trust for the three months ended March 31, 2015 and management's report of fund performance for the three months ended March 31, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's Form 6-K (Commission File No. 001-34638) filed with the Commission on May 11, 2015.

(a)(1)(xiv)**	Soliciting script dated June 1, 2015.
(a)(1)(xv)**	Q&A dated June 3, 2015.
(a)(1)(xvi)**	Press release dated June 11, 2015.
(a)(1)(xvii)*	Press release dated June 22, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 22, 2015).
(a)(1)(xviii)**	Notice of Extension and Variation, dated June 22, 2015.
(a)(1)(xix)*	Press release dated June 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 23, 2015).
(a)(1)(xx)*	Letter from the Manager to GTU Unitholders, dated June 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 24, 2015).

Index No.
(a)(1)(xxi)*	Email from the Manager to certain financial institutions, dated June 25, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 25, 2015).
(a)(1)(xxii)*	Press release dated June 29, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 29, 2015).
(a)(1)(xxiii)*	Press release dated July 7, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 7, 2015).
(a)(1)(xxiv)**	Notice of Extension and Variation, dated July 7, 2015.
(a)(1)(xxv)**	Corrected Notice of Extension and Variation, dated July 7, 2015.
(a)(1)(xxvi)*	Revised Soliciting Script, dated July 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 24, 2015).
(a)(1)(xxvii)*	Letter from the Manager to GTU Unitholders, dated July 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 24, 2015).
(a)(1)(xxviii)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 27, 2015).
(a)(1)(xxix)*	Clickthrough ads related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 27, 2015).
(a)(1)(xxx)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 28, 2015).
(a)(1)(xxxi)*	Press release dated August 3, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 3, 2015).
(a)(1)(xxxii)**	Notice of Extension and Variation, dated August 4, 2015.
(a)(1)(xxxiii)*	Press release dated August 5, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 5, 2015).
(a)(1)(xxxiv)*	Letter from the Manager to GTU Unitholders, dated August 5, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxv)*	Press release dated August 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxvi)*	Email to investor community, dated August 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxvii)*	Transcript of ReutersTV Interview related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xxxviii)*	Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xxxix)*	Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xl)**	Notice of Change, dated August 18, 2015.
(a)(1)(xli)*	Letter from the Manager to GTU Unitholders, dated August 19, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 19, 2015).
(a)(1)(xlii)*	Press release dated August 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 28, 2015).
(a)(1)(xliii)**	Notice of Change, dated August 28, 2015.

Index No.
(a)(1)(xliv)*	Letter from the Manager to GTU Unitholders, dated August 31, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 31, 2015).
(a)(1)(xlv)*	Press release dated September 1, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 1, 2015).
(a)(1)(xlvi)*	Press release dated September 3, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 3, 2015).
(a)(1)(xlvii)*	Press release dated September 4, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 4, 2015).
(a)(1)(xlviii)**	Notice of Variation, dated September 4, 2015.
(a)(1)(xlix)*	Letter from the Manager to GTU Unitholders, dated September 8, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 8, 2015).
(a)(1)(l)*	Press release dated September 9, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 9, 2015).
(a)(1)(li)*	Audio Transcript and related materials dated September 10, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 10, 2015).
(a)(1)(lii)*	Letter from the Manager to GTU Unitholders, dated September 10, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 10, 2015).
(a)(1)(liii)*	Roundtable Interview with Rick Rule and Eric Sprott (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 14, 2015).
(a)(1)(liv)*	Press release dated September 16, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 16, 2015).
(a)(1)(lv)**	Notice of Extension, dated September 18, 2015.
(a)(1)(lvi)*	Press release dated September 21, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 21, 2015).
(a)(1)(lvii)*	Letter from the Manager to GTU Unitholders, dated September 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 23, 2015).
(a)(1)(lviii)*	Press release dated September 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 28, 2015).
(a)(1)(lix)*	Audio Transcript and related materials dated October 1, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 2, 2015).
(a)(1)(lx)*	Press release dated October 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 6, 2015).
(a)(1)(lxi)*	Press release dated October 8, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 8, 2015).
(a)(1)(lxii)**	Notice of Extension and Variation, dated October 9, 2015.
(a)(1)(lxiii)*	Press release dated October 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 23, 2015).
(a)(1)(lxiv)*	Press release dated October 26, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 26, 2015).
(a)(1)(lxv)*	Press release dated October 29, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 29, 2015).

Index No.
(a)(1)(lxvi)*

The unaudited interim financial statements of the Trust for the three months and six months ended June 30, 2015 and management's report of fund performance for the three months and six months ended June 30, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's 6-K (Commission File No. 001-34638) filed with the Commission on August 12,  2015.

(a)(1)(lxvii)*	Press release dated November 2, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 2, 2015).
(a)(1)(lxviii)	Notice of Extension, dated November 2, 2015.
(a)(1)(lxix)*	Press release dated November 4, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 4, 2015).
(a)(1)(lxx)	Notice of Variation, dated November 4, 2015.
(b)	Not applicable.
(d)(i)**	Form of Soliciting Dealer Group Agreement.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference.
**
Previously filed.

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